MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

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IGOR KIRMAN

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T. EIKO STANGE

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NELSON O. FITTS

JOSHUA M. HOLMES

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IAN BOCZKO

MATTHEW M. GUEST

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BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

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GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL
ANDREW R. BROWNSTEIN WAYNE M. CARLIN BEN M. GERMANA SELWYN B. GOLDBERG PETER C. HEIN JB KELLY JOSEPH D. LARSON RICHARD G. MASON PHILIP MINDLIN THEODORE N. MIRVIS DAVID S. NEILL TREVOR S. NORWITZ	ERIC S. ROBINSON ERIC M. ROSOF JOHN F. SAVARESE MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ELLIOTT V. STEIN LEO E. STRINE, JR.* PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA HEATHER D. CASTEEL FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA LEDINA GOCAJ ADAM M. GOGOLAK	ANGELA K. HERRING MICHAEL W. HOLT DONGHWA KIM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER

April 3, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission (the “SEC”)

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Plattner

Re:	Phillips 66
Preliminary Proxy Statement
filed March 26, 2025 (the “Preliminary Proxy Statement”)
File No. 001-35349

Mr. Plattner:

On behalf of our client, Phillips 66 (the “Company”), we are providing the Company’s responses to the comments of the staff of the SEC (the “Staff”) set forth in the Staff’s letter, dated April 2, 2025, with respect to the above-referenced Preliminary Proxy Statement. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Preliminary Proxy Statement. All references to page numbers in the Company’s responses are to the pages of the Preliminary Proxy Statement as filed on EDGAR.

Preliminary Proxy Statement filed March 26, 2025

Background of the Solicitation, page 21

1.

We note the disclosure on page 25 that receipt of Elliott’s “formal” nomination notice occurred on February 13, 2025. Please also disclose, if true, that such notice was received by email on the previous day.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company proposes to revise the disclosure on page 25 of the Preliminary Proxy Statement as follows (with additions in bold underline):

“After 5:00 p.m., Eastern Time, on February 12, 2025, Elliott emailed an electronic copy of the 2025 Nomination Notice (as defined below) to Ms. Sutherland. Likely due to the file size of the attachment and the inclusion of an erroneous email address for Ms. Sutherland, the email was quarantined and did not arrive in Ms. Sutherland’s main inbox.

After noon, Eastern Time, on February 13, 2025, Elliott emailed Ms. Sutherland again to convey that IT issues had prevented certain signatures from being included in that prior email, and that Elliott was re-delivering an electronic copy and also delivering a physical copy of the corrected notice to the Company’s headquarters on February 13. That day, the Company received both physical and electronic copies of a formal notice (the “2025 Nomination Notice”) from Elliott of its intent to nominate director candidates to stand for election to the Company’s Board at the Annual Meeting and intent to submit the Elliott Proposal at the Annual Meeting.”

2.

We note the following disclosure on page 26: “On March 14, 2025, the Nominating and Governance Committee convened a special meeting via videoconference to discuss potential director candidates for recommendation to the Board to fill the four Class I seats up for election at the upcoming Annual Meeting, including to fill the vacancies created by Mr. Adams’ and Ms. Ramos’ decision not to stand for reelection.” We also note the following disclosure in the Company’s Form 8-K of February 18, 2025: “Effective immediately after the Annual Meeting, the size of the Company’s Board will be reduced from 14 to 12 directors.” The first statement appears to imply that a decision had been made not to reduce the size of the Board from 14 to 12, contrary to what had been announced publicly on February 18. Please revise the disclosure to clarify, or advise.

Response: The Company respectfully acknowledges the Staff’s comment. In an effort to respond to the Staff’s comment, and to make clearer that the Company, in stating that the Board would be reduced in size from 14 to 12 directors, never suggested nor planned that there would be fewer than four Class I directors up for election at the Annual Meeting, the Company proposes to revise the disclosure on pages 25 and 26 of the Preliminary Proxy Statement as follows (with additions in bold underline):

“On the morning of February 12, 2025, prior to a regularly scheduled Board meeting, Gary K. Adams and Denise L. Ramos informed the Board of their intent not to stand for re-election at the Annual Meeting as part of the Board’s ongoing refreshment activities.”

“On February 18, 2025, the Company filed a Current Report on Form 8-K announcing that Mr. Adams and Ms. Ramos had informed the Board of their intent not to stand for re-election and that, effective immediately after the Annual Meeting, the size of the Board would be reduced from 14 to 12 directors. In connection with this expected reduction in the size of the Board, the Company intended to fill these two vacancies in Class I from among the Company’s other existing directors, rebalancing each class to consist of four directors to be “as nearly equal in number as is reasonably possible” in accordance with the Company’s governing documents.”

“On March 14, 2025, the Nominating and Governance Committee convened a special meeting via videoconference to discuss potential director candidates for recommendation to the Board to fill the four Class I seats up for election at the upcoming Annual Meeting, including to fill the vacancies created by Mr. Adams’ and Ms. Ramos’ decision not to stand for re-election. The Nominating and Governance Committee considered several candidates, including certain candidates nominated by Elliott who the Nominating and Governance Committee wanted to interview but could not since Elliott had not agreed to allow interviews, and determined to recommend that the Board nominate four directors to stand for election. Later that day, the Board convened a special meeting via videoconference to, among other things, discuss potential director candidates and review the letter sent by Elliott on March 12. Based in part on the Nominating and Governance Committee’s recommendation, the Board determined to nominate Howard I. Ungerleider and A. Nigel Hearne, candidates with valuable executive leadership experience at large publicly traded chemicals and energy companies, in addition to Mr. Lowe and Mr. Pease, to stand for election as Class I directors at the Annual Meeting, and in doing so, determined that the size of the Board would remain at 14 directors after the Annual Meeting.”

Should you have any questions regarding the foregoing or wish to discuss this matter, please do not hesitate to contact Gregory E. Ostling at (212) 403-1364 or Elina Tetelbaum at (212) 403-1061.

Sincerely,

/s/ Elina Tetelbaum
Elina Tetelbaum

cc:	Vanessa L. Allen Sutherland, EVP, Government Affairs, General Counsel & Corp

Secretary, Phillips 66

Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz